August 9, 2011
James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	ProAssurance Corporation Form 10-K for the Fiscal Year Ended December 31, 2010 Filed February 24, 2011 File No. 001-16533
Dear Mr. Rosenberg:
     We are in receipt of your letter dated July 13, 2011 and appreciate your comments with respect to the above listed report of ProAssurance Corporation (the “Company”). We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the matters outlined in your letter.
     Our responses to your comments are listed below, in the sequence of the comments in your letter, with each comment reprinted prior to our response in order to aid your review. We are providing the information that you requested and where you have requested revised disclosure we have provided our proposed revision and identified the filing in which we intend to include the disclosure.
     The adequacy and accuracy of the disclosure in the filing is the responsibility of the Company. We acknowledge that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.
Comment 1:
Your favorable developments, which you attribute to claim severity trending below initial expectations, of $234 million and $207 million in the years ended December 31, 2010 and 2009, appear high compared to the beginning reserve balance, the current year’s reserve, and net income. You also state that because of the historically volatile nature of professional liability losses, you establish the initial loss estimates at a level which is approximately 8% to 10% above your pricing assumptions. Please address the following:
•	Provide us proposed disclosure to be included in future periodic reports that clearly explains why recognition occurred in the periods that it did and why recognition was not required in earlier periods.

James B. Rosenberg

•	Provide us proposed disclosure to be included in future periodic reports that quantifies the severity trends that lead to the change in estimate.

•	Tell us why it is appropriate to establish the initial loss estimates at a level which is approximately 8% to 10% above your pricing assumptions in light of the favorable development.
Response to Comment 1:
     ProAssurance’s principal business is in providing Medical Professional Liability (“MPL”) insurance. Our reserve policy follows our core business philosophy. It is our belief that as an insurance company our primary obligation is to have adequate reserves that ensure we are in a position to pay the claims of our customers.
     Our line of business is long-tailed in nature with an average claim life (weighted by payments) of more than four years, and a meaningful portion of payments made after ten years. In addition, historically the MPL line of business has been quite volatile. On an industry-wide basis, developed MPL loss ratios have ranged from a high of 163% to a low of 57% over the past 30 years, based on data from A.M. Best Company. During the last spike in claims costs, the industry loss ratio rose from 93% in 1994 to a peak of 131% in 1998, and remained generally above 110% through 2001.
     In order to appropriately deal with the historical volatility of this line of business and with an eye toward the preservation of our capital, the management of ProAssurance believes it is appropriate to establish reserves with consideration given to this volatility. To that end we establish our initial accident year reserves at a loss ratio 8 to 10 points above the loss ratio indicated in our pricing models. Our pricing models, which are distinct from our reserving process, are based upon the current loss environment with consideration given to the impact of competitive pressures and may not necessarily reflect the impact that future increases in loss costs trends could have on the ultimate settlement of claims. If losses develop as anticipated by our pricing models the company will experience favorable development of its loss reserves. If losses prove to be worse than anticipated by our pricing models the reserve we have established will provide a provision for such losses. In establishing our loss reserves, among many parts of our analysis, we consider an expectation of the average cost of settling a claim and the expected annual increase in such settlement costs. Our current pricing model assumes a severity trend (i.e., an annual increase in the average costs of claims settlement) of 4%. If the severity trend were to be higher by 1 percentage point the impact would be an increase in our expected loss ratio of 3.2 points. An increase in the severity trend of 3 percentage points would result in a 10.1 point increase in our expected loss ratio. Given the past volatility in severity as discussed above and the impact it can have on our ultimate losses, management believes establishing reserves 8 to 10 points above its pricing targets provides a reasonable best estimate of our reserves to cover future losses.

James B. Rosenberg

     In order to enhance the information provided to users and to address your comments, we respectfully propose incorporating in future filings within the Management’s Discussion and Analysis of Financial Condition and Results of Operations under the section Losses and Loss Adjustment Expenses, beginning with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, the following disclosure:
“We price our insurance products to target approximately a 10% to 13% after-tax return on equity and within our pricing models we currently assume that the cost of settling claims will increase by an average of 4% per year (severity trend). Our pricing models, which are distinct from our reserving process, are based upon the current loss environment with consideration given to the impact of competitive pressures and may not necessarily reflect the impact that future increases in loss costs trends could have on the ultimate settlement of claims.
In past years, the severity trend assumption was generally higher, based on then-current loss data, and in some years exceeded 10%. Given the historical volatility in the line of business (the industry has seen loss ratios as high as 163% and as low as 57% over the past 30 years) and the impact this volatility can have on our ultimate losses, management believes establishing an initial accident year reserve 8 to 10 points above our pricing targets provides a reasonable best estimate of our reserves in order to compensate for volatility and cover future losses.
Given the long-tailed nature of our business and the historical volatility discussed above, we are cautious in giving full credibility to the emerging trends that, when more fully mature, will lead to the recognition of favorable and/or adverse development of our losses. We perform a variety of analyses on a quarterly and annual basis to assess the adequacy of our reserves and to determine if any adjustment in the prior reserve indications is warranted, which would result in either favorable or adverse development. On a quarterly basis, in particular, we look at paid and incurred claims data versus our expectations of claims development. On a semiannual basis we perform a more detailed review of our reserve balances including a ground up study. In both instances we examine the claims development trends that come out of our analysis. Based upon the credibility of the trend (length of trend, number of relevant data points available, volume of claim counts and variability of payment amounts), management uses its judgment to determine our best estimate of reserves. The recognition of favorable or adverse loss development is dependent on the resolution of claims and the increasing maturity of each accident year. Until claims for a given accident year are mostly resolved, the estimated ultimate loss costs are subject to change. Based on a weighted average of payments, resolution of 85% of claims for a given accident year requires more than eight years. The combined effect of changes to numerous accident years can be a substantial percentage of current accident year loss costs.

James B. Rosenberg

As each accident year matures through the resolution of claims, we refine our estimate of the severity trend, keeping in mind that loss costs have the potential to deteriorate due to general inflation and/or an increase in the proportion of claims closed with indemnity payments. Recently we have been experiencing trends that are significantly less than our initial expectations at the time that the reserves were established for earlier accident years. This better than expected trend has led to the recognition of favorable development of prior year losses of $XX.”
Comment 2:
You state that “Investments in limited partnerships/liability companies where ProAssurance has virtually no influence over the operating and financial policies of an investee are accounted for using the cost method.” Please tell us how your accounting complies with ASC 944-325-30-1 and 944-325-35-1, which requires accounting for these investments at fair value and including unrealized gains and losses, net of applicable income taxes, in other comprehensive income and accounting for other than temporary losses as realized losses.
Response to Comment 2:
     ProAssurance has three investments which are accounted for using the cost method. The investments represent interests in limited partnerships and a limited liability company with a carrying value of $31.2 million and a fair value of $37.5 million as of December 31, 2010, which represents less than 1% of our total assets.
     In determining how to account for the investments, ProAssurance considered the guidance provided in the following three topics governing investments in the FASB Codification: Topic 320, Investments — Debt and Equity Securities; Topic 323, Investments — Equity Method and Joint Ventures; and Topic 325, Investments — Other. We concluded that the investments fell within the scope of Topic 323 based on ASC 323-30-15 which provides that Subtopic 323-30 applies to investments in partnerships and limited liability companies. In reaching our conclusion, we also considered the guidance provided in ASC 323-30-S99 which provides that the SEC’s staff’s position on the application of the equity method to investments in limited partnerships is that investments in all limited partnerships should be accounted for pursuant to paragraph ASC 970-323-25-6. ASC 970-323-25-6 provides that the use of the equity method is required unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies.” We concluded that based on our rights as a limited partner the investments should be accounted for using the cost method. In considering whether our investments fall within the scope of ASC 944-325, we do not believe they do as we believe that guidance applies specifically to investments falling within the scope of Topic 320 that do not have a readily determinable fair value.

James B. Rosenberg

     We do note that ASC 325-10-60 references ASC 944-325. We understand Topic 325 applies to investments in voting stock that should be accounted for using the cost method. Our understanding is that investments in voting stock held by an insurance company, which would include equity securities without a readily determinable fair value, should be accounted for in accordance with ASC 944-325 versus a non-insurance company would account for these investments using the cost method as prescribed by Topic 325. As a similar reference to ASC 944-325 is not found in Topic 323 our interpretation of this collective guidance is that interests in limited partnerships and limited liability companies held by an insurance company should be accounted for as prescribed by Topic 323.
     Our investments carried at cost do not represent interests in voting stock and carry no right to exert influence over the operating activities of the entities. Further our interests are non-transferable and cannot be sold. We believe consideration of the characteristics of these investments versus an investment in voting stock further supports carrying these investments at cost, as our only right in the investment is to receive a return of capital in the event we wish to withdraw from the investment prior to the dissolution of the entity. We believe carrying these investments at cost (less any other-than-temporary impairment) is most representative of our investment value. We separately disclose these investments in the investment footnote to our financial statements along with the estimated fair value of the entities on a quarterly basis. In the event the entities are in an unrealized loss position, they are also reported in the table of investments held in a loss position, which is also provided within our investment footnote on a quarterly basis. We believe our accounting and disclosure provides the user of the financial statements with all relevant data points while appropriately reflecting the value of our interest in the entity within our financial statements.

James B. Rosenberg

Comment 3:
You state that the ultimate cost of resolving these legal actions may differ from the reserves established, and the resulting difference could have a material effect on your results of operations for the period in which any such action is resolved. We do not believe that this disclosure meets the requirements of ASC 450-20-50-3 and 50-4. Please provide us proposed disclosure to be included in future periodic reports for all legal proceedings to include an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made for loss contingencies that are at least reasonably possible but not accrued, either because it is not probable that a loss has been incurred or the amount of loss cannot be reasonably estimated. If you cannot make an estimate, tell us the procedures you undertake on a quarterly basis for each matter to make this determination.
Response to Comment 3:
     Derivative legal actions relating to insurance policies and claims handling arise in our ordinary course of business and, in accordance with GAAP for insurance entities, these types of actions are considered as a part of our loss reserving process and accounted for under ASC 944-40-25 as opposed to ASC 450-20. This loss reserving process is described in our periodic reports, including in the Company’s Form 10-K for the fiscal year ended December 31, 2010 under “Critical Accounting Estimates — Reserve for Losses and Loss Adjustment Expenses (reserve for losses or reserve),” beginning on page 29.
     In future filings, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, with respect to derivative legal actions relating to the Company’s insurance policies and claims handling, we will make a disclosure similar to the following in the Commitments and Contingencies note to its consolidated financial statements:
“ProAssurance is involved in various legal actions related to insurance policies and claims handling including, but not limited to, claims asserted by policyholders. These types of legal actions arise in the Company’s ordinary course of business and, in accordance with GAAP for insurance entities, are considered as a part of the Company’s loss reserving process, which is described in detail herein under ‘Critical Accounting Estimates — Reserve for Losses and Loss Adjustment Expenses (reserve for losses or reserve),’ beginning on page XX.”

James B. Rosenberg

Comment 4:
Please confirm, if true, that Mr. Rand signed your Form 10-K in his capacity as principal accounting officer or controller pursuant to General Instruction D to Form 10-K. Please also confirm that, in future filings, you will include this capacity in the signature block of any individual signing your filings as principal accounting officer or controller.
Response to Comment 4:
     Mr. Rand, in addition to being the Chief Financial Officer of ProAssurance, serves in the capacity of the principal accounting officer as referenced in General Instruction D to Form 10-K. In future filings Mr. Rand’s capacity as the principal accounting officer will be included in the signature block of our periodic filings.
     Any questions regarding the above responses can be directed to me at (205) 802-4718 or to Jack Stephenson at (205) 458-5201.
     Thank you for your attention to this filing and response.

Sincerely,

/s/ Edward L. Rand, Jr. Edward L. Rand, Jr.
Chief Financial Officer